FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Hideki Ishida
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: January 27, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2004

2.	Notice relating to Transfer of Domestic Sales Business of Solar Energy Products of Kyocera Group

January 27, 2005

KYOCERA CORPORATION

Consolidated Financial Highlights (Unaudited)

Results for the Nine Months Ended December 31, 2004

(Yen in millions, except per share amounts and exchange rates)

	Nine months ended December 31,		Increase (Decrease) (%)
	2004	2003
Net sales	892,642	815,832	9.4
Profit from operations	81,399	48,478	67.9
Income before income taxes	88,965	53,698	65.7
Net income	57,163	33,254	71.9
Average exchange rates :
US$	109	115	—
Euro	135	132	—
Earnings per share :
Net income
Basic	304.88	178.44	—
Diluted	304.80	178.44	—
Capital expenditures	46,202	40,584	13.8
Depreciation	42,782	44,410	(3.7)
R&D expenses	41,364	34,972	18.3
Sales of products manufactured outside Japan to net sales (%)	33.2	34.1	—

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2004

1. The basic items on preparation for consolidated results for the nine months ended December 31, 2004 :

(1)	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2)	Change in accounting policies : None

(3)	Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	5	2
Decrease	2	1

2. Consolidated financial information for the nine months ended December 31, 2004 :

(1) Consolidated results of operations :

	Nine months ended December 31,		Year ended March 31,
	2004	2003	2004
Net sales	¥892,642 million	¥815,832 million	¥1,140,814 million
% change from the previous period	9.4%	2.2%	6.6%
Profit from operations	81,399 million	48,478 million	108,962 million
% change from the previous period	67.9%	(14.0)%	30.7%
Income before income taxes	88,965 million	53,698 million	115,040 million
% change from the previous period	65.7%	2.2%	51.3%
Net income	57,163 million	33,254 million	68,086 million
% change from the previous period	71.9%	15.6%	65.4%
Earnings per share :
Basic	¥304.88	¥178.44	¥364.79
Diluted	304.80	178.44	364.78

(2) Consolidated financial conditions :

	As of December 31,		As of March 31,
	2004	2003	2004
Total assets	¥1,770,575 million	¥1,776,179 million	¥1,794,758 million
Stockholders’ equity	1,190,144 million	1,117,548 million	1,153,746 million
Stockholders’ equity to total assets	67.2%	62.9%	64.3%
Stockholders’ equity per share	¥6,347.93	¥5,960.76	¥6,153.83

(3) Consolidated cash flows :

	Nine months ended December 31,		Year ended March 31,
	2004	2003	2004
Cash flows from operating activities	¥101,564 million	¥(3,048) million	¥62,575 million
Cash flows from investing activities	(144,795) million	29,555 million	29,581 million
Cash flows from financing activities	(58,019) million	(12,893) million	(20,422) million
Cash and cash equivalents at end of period	261,220 million	304,184 million	361,132 million

3. Consolidated financial forecast for the year ending March 31, 2005 :

Year ending March 31, 2005
Net sales	¥1,150,000 million
Income before income taxes	¥100,000 million
Net income	¥59,000 million

Note:

Forecast of earnings per share :                    314.59

Net income per share amounts is computed based on Statement of Financial Accounting Standards (SFAS) No.128.

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2004.

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 13.

Business Results, Financial Condition and Prospects

1.Business Results for the Nine Months Ended December 31, 2004

(1) Economic Situation and Business Environment

•	During the nine months ended December 31, 2004 (the nine months), the Japanese economy showed a downtrend due to that a stable production activities in the manufacturing sector during the six months ended September 30, 2004 (the first half) turned into a weakness in the six months ending March 31, 2005 (the second half), and also due to a negative impact of continued appreciation of the yen against the U.S. dollar on corporate earnings. Despite a slowdown in the European economy, the U.S. economy expanded steadily led by solid personal consumption and capital expenditures, while the Asian economy continued to manifest healthy growth, particularly in China.

•	The electronics industry, a key market for Kyocera Corporation and its consolidated subsidiaries (Kyocera), has stagnated globally since summer 2004 and now faces a difficult business environment due to production adjustments in the second half for mobile phone handsets, computer equipment and digital consumer products, which had shown steady growth.

(2) Consolidated Financial Results

(Yen in millions, except per share amounts and exchange rates)

	Nine months ended December 31,		Increase (Decrease) %
	2004	2003
Net sales	892,642	815,832	9.4
Profit from operations	81,399	48,478	67.9
Income before income taxes	88,965	53,698	65.7
Net income	57,163	33,254	71.9
Diluted earnings per share	304.80	178.44	—
Average US$ exchange rate	109	115	—
Average Euro exchange rate	135	132	—

1) Sales

•	Net sales for the nine months increased in all operating segments compared with the nine months ended December 31, 2003 (the previous nine months).

•	Demand for Kyocera’s components from Fine Ceramics Group and Electronic Device Group expanded, especially for mobile phone handsets and digital consumer products in the first half. The market environment deteriorated upon entering the second half, however, as component demand lessened and component prices dropped. Nevertheless, component sales for the nine months increased significantly compared with the previous nine months.

•	Net sales of Equipment Group increased as compared with the previous nine months due to higher sales of color printers and digital multifunction products (MFPs) and the contribution of camera modules for mobile phone handsets.

•	As a result, consolidated net sales for the nine months amounted to ¥892.6 billion, an increase of 9.4% compared with the previous nine months.

2) Profits

•	Despite the implementation of structural reforms in the optical instruments business to strengthen the business and improve profitability led to a one-off expense, the positive effects of an increase in sales, especially in the components business, and of group-wide structural reforms to boost profitability, began to emerge amid a favorable market environment in the first half. Consequently, profit from operations for the nine months increased by 67.9% from the previous nine months to ¥81.4 billion. Income before income taxes for the nine months increased by 65.7% to ¥89.0 billion, while net income increased by 71.9% to ¥57.2 billion.

3) Effect of Exchange Rate Fluctuations

•	The average yen rate appreciated 6 yen against the U.S. dollar and depreciated 3 yen against the Euro compared with the previous nine months. Consequently, net sales and income before income taxes after translation into yen were negatively affected by approximately 20.0 billion and 2.0 billion yen, respectively, compared with the previous nine months.

(3) Operating Highlights

1)	Kinseki, Ltd., a wholly-owned subsidiary, and Kyocera Corporation re-organized the operations related to crystal components on April 1, 2004. The marketing division of Kinseki Ltd. was merged into the marketing division of the electronic component of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kinseki Ltd. At the same time, Kinseki Ltd. changed its name to Kyocera Kinseki Corporation (Kyocera Kinseki).

2)	On April 1, 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation (KST), a wholly owned subsidiary. Management resources relating to the organic material components business were concentrated in KST to enhance the synergistic effects within Kyocera and to expand the business base.

3)	On May 18, 2004, Kyocera announced that a new factory would be built in the City of Ayabe, Kyoto Prefecture. Operations are expected to commence in June 2005. At the factory, KST plans to produce organic semiconductor packages and laminated high-density printed circuit boards used in micro processors and chipsets for digital consumer products. Planned investment in the factory totals approximately ¥17.0 billion.

4)	On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement that a consortium of Kyocera and Carlyle would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds DDI Pocket’s business (“New Co”) was invested 30% by Kyocera. In cooperation with New Co, Kyocera will endeavor to expand sales in its PHS related business by carving out new markets in Japan as well as overseas.

5)	Kyocera and Kobe Steel, Ltd. established “Japan Medical Materials Corporation (JMM)” on September 1, 2004 by merging the medical materials businesses of both companies and commenced operation on the same day. JMM will benefit from the integration of the specialized expertise of both companies in material and processing technologies, while maximizing synergies by integrating development, production and marketing divisions. JMM will also seek to expand its business worldwide as a dedicated manufacturer of medical materials.

6)	On December 17, 2004, Kyocera announced to transfer its domestic sales division for solar energy products (which handles sales of solar power generation systems for use by domestic public sector industries) by means of a corporate split to Kyocera Solar Corporation (KSC), a consolidated subsidiary of Kyocera, in April 2005. The aim of this move is to expand sales of solar-related products to domestic public sector industries.

(4) Consolidated Operating Segments

(Yen in millions)

	Nine months ended December 31,		Increase (Decrease) %
	2004	2003
Net sales	892,642	815,832	9.4
Fine Ceramics Group	224,767	186,519	20.5
Electronic Device Group	202,253	188,151	7.5
Equipment Group	399,850	384,026	4.1
Others	84,082	69,796	20.5
Adjustments and eliminations	(18,310)	(12,660)	—

Operating profit	78,427	44,099	77.8
Fine Ceramics Group	34,789	19,606	77.4
Electronic Device Group	29,053	(1,187)	—
Equipment Group	5,842	18,382	(68.2)
Others	8,743	7,298	19.8

Corporate	10,651	7,267	46.6
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(213)	1,848	—
Adjustments and eliminations	100	484	(79.3)
Income before income taxes	88,965	53,698	65.7

Commencing in the three months ended December 31, 2003, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included within “Others,” have been charged to “Corporate.” Accordingly, we have restated previously published net sales and operating profit of this operating segment for the previous first half.

1) Fine Ceramics Group

Demand for fine ceramic parts was strong, particularly for semiconductor and LCD fabrication equipment and sapphire substrates for LEDs. In semiconductor parts, sales of ceramic packages and organic packages increased considerably, especially those used in mobile phone handsets and digital consumer products. Sales of solar systems and cutting tools also increased markedly as global markets for these products continued to expand.

Operating profit in this segment increased compared with the previous nine months due mainly to the effect of increased sales and of improved productivity in all business divisions, especially semiconductor parts, solar systems and cutting tools.

2) Electronic Device Group

Sales of ceramic capacitors and crystal-related components grew significantly due to strong components demand, particularly in the first half. Additionally, Kyocera Kinseki, which became a wholly-owned subsidiary in the year ended March 31, 2004, has contributed to sales since the start of the year ending March 31, 2005. Sales of thermal printheads and LCDs also increased steadily.

Operating profit in this segment improved appreciably compared with the previous nine months. This was due primarily to strong sales of key products and improved productivity, while the absence of restructuring charges at a U.S. subsidiary that were recorded in the previous nine months also had a positive effect.

3) Equipment Group

Sales of telecommunications equipment weakened due to intensifying price competition for mobile phone handsets in Japan and overseas, and the negative impact of inventory adjustments for PHS-related products in China. Sales of information equipment, however, increased dramatically through capture of major new users and an expanded product lineup of color printers and digital MFPs. Sales of optical instruments also increased due to new contributions from optical camera modules for mobile phone handsets. As a result, sales of this segment increased markedly compared with the previous nine months.

Nevertheless, operating profit in this segment decreased compared with the previous nine months. Although profit from information equipment grew strongly due to higher sales, profit from telecommunications equipment decreased due to lower sales of mobile phone handsets for the domestic market and PHS-related products for the Chinese market. Meanwhile, optical instruments recorded restructuring charges associated with concentrating management resources into the optical components business. As a result, profit from operations in this segment decreased compared with the previous nine months.

4) Others

Net sales and operating profit in this segment increased due mainly to strong growth of Kyocera Chemical Corporation, especially in its business relating to flexible printed circuit boards and semiconductor epoxy molding compounds, and favorable growth of Kyocera Communications Systems Co., Ltd. (KCCS), especially in its data center, network optimizing and telecommunications engineering businesses.

(5) Orders and Production (Consolidated)

(Yen in millions)

	Nine months ended December 31,		Increase (Decrease) %
	2004	2003
Orders	887,272	859,114	3.3
Fine Ceramics Group	226,720	194,056	16.8
Electronic Device Group	205,813	197,574	4.2
Equipment Group	384,565	405,704	(5.2)
Others	88,503	74,072	19.5
Adjustments and eliminations	(18,329)	(12,292)	—

Production	907,912	814,233	11.5
Fine Ceramics Group	229,261	186,098	23.2
Electronic Device Group	209,290	185,117	13.1
Equipment Group	412,492	394,266	4.6
Others	56,869	48,752	16.6

(6) Geographic Segments (Sales by region)

(Yen in millions)

	Nine months ended December 31,		Increase (Decrease) %
	2004	2003
Sales	892,642	815,832	9.4
Japan	346,163	325,931	6.2
United States of America	192,153	178,622	7.6
Asia	159,994	142,132	12.6
Europe	129,256	112,429	15.0
Others	65,076	56,718	14.7

1) Japan

Net sales increased compared with the previous nine months due to a rise in sales of solar energy products and components for mobile handsets, digital consumer products, etc. and also due to favorable performance of communication engineering business of KCCS.

2) United States of America

Net sales increased compared with the previous nine months due to a rise in sales of components as well as mobile handsets and information equipment.

3) Asia (excluding Japan)

Net sales increased over the previous nine months due to increased sales in solar energy products and components for mobile handsets, digital consumer products and computer related equipment in addition to favorable sales in information equipment.

4) Europe

Net sales increased over the previous nine months due mainly to growth in sales of information equipment and also to a rise in sales of solar energy products and electronic devices.

5) Others

Net sales increased compared with the previous nine months due to increased sales of telecommunication equipment and information equipment.

2. Cash Flows

Cash and cash equivalents at December 31, 2004 decreased by ¥99.9 billion to ¥261.2 billion compared with at March 31, 2004.

(Yen in millions)

	Nine months ended December 31,
	2004	2003
Cash flows from operating activities	101,564	(3,048)
Cash flows from investing activities	(144,795)	29,555
Cash flows from financing activities	(58,019)	(12,893)
Effect of exchange rate changes on cash and cash equivalents	1,338	(7,740)
Net (decrease) increase in cash and cash equivalents	(99,912)	5,874
Cash and cash equivalents at beginning of period	361,132	298,310
Cash and cash equivalents at end of period	261,220	304,184

1) Cash Flows from Operating Activities

Net cash provided by operating activities for the nine months increased by ¥104.6 billion to ¥101.6 billion compared with net cash used in the previous nine months of ¥3.0 billion. This was due to an increase in net income and a significant decrease in receivables by collection, including the short-term finance receivables.

2) Cash Flows from Investing Activities

Net cash used in investing activities for the nine months increased by ¥174.4 billion to ¥144.8 billion from net cash provided by the previous nine months of ¥29.6 billion. This was due mainly to increases in purchases of the government bonds and negotiable certificate of deposits in consideration of current and future financial position according to our investment policy.

3) Cash Flows from Financing Activities

Net cash used in financing activities for the nine months increased by ¥45.1 billion to ¥58.0 billion from the previous nine months of ¥12.9 billion. This was due mainly to payments of long-term debt.

3. Business Outlook and Future Strategies

1) Consolidated Financial Forecast for the Year Ending March 31, 2005 (Announced January 27, 2005)

(Yen in millions, except per share amounts and exchange rates)

	Forcast for the year ending March 31, 2005 announced on		Result for the year ended March 31, 2004	Increase (Decrease) to the result for the year ended March 31, 2004%
	January 27, 2005	October 28, 2004
Net sales	1,150,000	1,260,000	1,140,814	0.8
Profit from operations	95,000	135,000	108,962	(12.8)
Income before income taxes	100,000	140,000	115,040	(13.1)
Net income	59,000	85,000	68,086	(13.3)
Diluted earnings per share	314.59	455.40	364.78	—
Average US$ exchange rate	107	106	113	—
Average Euro exchange rate	135	129	133	—

In the fourth quarter (from January 1, 2005 to March 31, 2005), there are concerns that a slowdown in economic growth in Japan and overseas coupled with rapid appreciation of the yen against the U.S. dollar will have a broad negative impact on corporate earnings and the economy.

Sales in the solar energy business and cutting tools business are expected to continue growing steadily. In the electronics industry, however, due to a slump in production activities for mobile phones, computer related equipment and digital consumer products since last summer, Kyocera does not expect any genuine recovery in component demand for these products before the end of the current fiscal year. Sales in Kyocera’s components business, namely Electronic Device Group and Fine Ceramics Group, are therefore expected to fall short of previously announced forecasts. Additionally, as a consequence of intensifying price competition for mobile phones and PHS related products, particularly in overseas markets, a decline in sales of telecommunications equipment is projected. As a result, consolidated net sales are expected to fall short of previously announced forecasts by ¥110.0 billion.

Despite promoting initiatives aimed at boosting productivity across Kyocera, this is not expected to cover the negative impact on profits of the declines in sales, and accordingly, profits are projected to dip below previously announced forecasts. Furthermore, Kyocera will record restructuring charges associated with the swift completion of reforms in the telecommunications equipment business and optical instruments business to strengthen market competitiveness and raise profitability. As a result, income before income taxes and net income are expected to fall short of previously announced forecasts by ¥40.0 billion and ¥26.0 billion, respectively.

In light of these circumstances, net sales and operating profit forecasts for each operating segment have been adjusted as follows.

(Yen in millions)

	Forcast for the year ending March 31, 2005 announced on		Result for the year ended March 31, 2004	Increase (Decrease) to the result for the year ended March 31, 2004
	January 27, 2005	October 28, 2004
Sales	1,150,000	1,260,000	1,140,814	0.8
Fine Ceramics Group	287,000	302,500	255,805	12.2
Electronic Device Group	261,000	278,500	256,906	1.6
Equipment Group	518,000	585,000	545,811	(5.1)
Others	114,000	118,500	100,505	13.4
Adjustments and eliminations	(30,000)	(24,500)	(18,213)	—

Operating profit	89,500	129,700	77,126	16.0
Fine Ceramics Group	42,600	47,300	31,139	36.8
Electronic Device Group	33,300	42,800	5,047	559.8
Equipment Group	1,000	25,700	31,257	(96.8)
Others	12,600	13,900	9,683	30.1

Corporate	10,500	10,300	37,914	(72.3)
Income before income taxes	100,000	140,000	115,040	(13.1)

2) Business Outlook

Although the yen is expected to continue appreciating in the next fiscal year, particularly against the U.S. dollar, Kyocera expects a full-scale recovery in production activities for electronic equipment from the second half of the next fiscal year.

Kyocera aims to increase profitability in this business environment by promoting its group-wide management policy of “high-value-added diversification.” In order to strengthen each business and make it into a highly profitable “value-added business,” Kyocera will boost productivity, primarily by expanding production in China, and invest aggressively in areas with high growth potential, including the solar energy and fuel cell businesses, organic materials components business, components for semiconductor and LCD fabrication equipment, LCDs and organic EL displays. In addition to this investment, Kyocera intends to push forward with initiatives aimed at raising productivity and streamlining production. In the optical instruments and mobile phone businesses, Kyocera seeks to swiftly strengthen market competitiveness and boost profitability.

By promoting such business developments, Kyocera intends to create “value-added businesses” that will drive its growth for the next fiscal year and beyond.

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2005

Due to the deteriorating market environment, sales of telecommunications equipment and in the components business are expected to fall short of previously announced forecasts. As a result, non-consolidated net sales are projected to fall below previously announced forecasts by ¥82.0 billion. Furthermore, the decline in net sales is expected to result in non-consolidated recurring profit and net income that are ¥19.0 billion and ¥8.0 billion, respectively, below previously announced forecasts.

(Yen in millions)

	Forcast for the year ending March 31, 2005 announced on		Result for the year ended March 31, 2004	Increase (Decrease) to the result for the year ended March 31, 2004%
	January 27, 2005	October 28, 2004
Net sales	480,000	562,000	494,035	(2.8)
Profit from operations	27,000	50,000	41,222	(34.5)
Recurring profit	57,000	76,000	61,788	(7.7)
Net income	40,000	48,000	60,663	(34.1)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited) December 31, 2004		March 31, 2004		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥261,220		¥361,132		¥(99,912)
Short-term investments	49,789		3,855		45,934
Trade notes receivable	33,360		33,801		(441)
Trade accounts receivable	206,239		207,583		(1,344)
Short-term finance receivables	39,952		70,553		(30,601)
Less allowances for doubtful accounts and sales returns	(7,917)		(8,468)		551
Inventories	234,650		197,194		37,456
Deferred income taxes	40,262		34,957		5,305
Other current assets	42,574		33,089		9,485

Total current assets	900,129	50.8	933,696	52.0	(33,567)

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	32,219		24,054		8,165
Securities and other investments	443,818		430,096		13,722

Total investments and advances	476,037	26.9	454,150	25.3	21,887

Long-term finance receivables	69,724	3.9	88,512	5.0	(18,788)

Property, plant and equipment, at cost :
Land	54,702		54,867		(165)
Buildings	223,734		217,216		6,518
Machinery and equipment	646,393		622,721		23,672
Construction in progress	12,004		10,384		1,620
Less accumulated depreciation	(679,852)		(650,668)		(29,184)

	256,981	14.5	254,520	14.2	2,461

Goodwill	27,738	1.6	25,254	1.4	2,484
Intangible assets	16,739	1.0	16,645	0.9	94
Other assets	23,227	1.3	21,981	1.2	1,246

Total non-current assets	870,446	49.2	861,062	48.0	9,384

Total assets	¥1,770,575	100.0	¥1,794,758	100.0	¥(24,183)

	Yen in millions
	(Unaudited) December 31, 2004		March 31, 2004		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥78,773		¥84,815		¥(6,042)
Current portion of long-term debt	3,943		44,522		(40,579)
Trade notes and accounts payable	101,354		110,759		(9,405)
Other notes and accounts payable	35,867		38,115		(2,248)
Accrued payroll and bonus	26,726		34,161		(7,435)
Accrued income taxes	21,220		19,054		2,166
Other accrued liabilities	30,199		28,665		1,534
Other current liabilities	22,813		16,548		6,265

Total current liabilities	320,895	18.1	376,639	21.0	(55,744)

Non-current liabilities :
Long-term debt	70,497		70,608		(111)
Accrued pension and severance costs	33,662		38,620		(4,958)
Deferred income taxes	91,972		95,498		(3,526)
Other non-current liabilities	4,928		6,409		(1,481)

Total non-current liabilities	201,059	11.4	211,135	11.7	(10,076)

Total liabilities	521,954	29.5	587,774	32.7	(65,820)

Minority interests in subsidiaries	58,477	3.3	53,238	3.0	5,239

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,086		162,091		(5)
Retained earnings	931,176		885,262		45,914
Accumulated other comprehensive income	12,525		22,046		(9,521)
Treasury stock, at cost	(31,346)		(31,356)		10

Total stockholders’ equity	1,190,144	67.2	1,153,746	64.3	36,398

Total liabilities, minority interests and stockholders’ equity	¥1,770,575	100.0	¥1,794,758	100.0	¥(24,183)

Note : Accumulated other comprehensive income is as follows:
	Yen in millions
	December 31, 2004		March 31, 2004
Net unrealized gains on securities	¥48,517		¥59,241
Net unrealized gains and losses on derivative financial instruments	¥27		¥(48)
Minimum pension liability adjustments	¥(1,477)		¥(1,477)
Foreign currency translation adjustments	¥(34,542)		¥(35,670)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Nine months ended December 31,
	2004		2003		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥892,642	100.0	¥815,832	100.0	¥76,810	9.4
Cost of sales	643,445	72.1	616,580	75.6	26,865	4.4

Gross profit	249,197	27.9	199,252	24.4	49,945	25.1

Selling, general and administrative expenses	167,798	18.8	150,774	18.5	17,024	11.3

Profit from operations	81,399	9.1	48,478	5.9	32,921	67.9
Other income (expenses) :
Interest and dividend income	5,430	0.6	4,229	0.5	1,201	28.4
Interest expense	(927)	(0.1)	(938)	(0.1)	11	—
Foreign currency transaction gains (losses), net	1,933	0.2	(1,155)	(0.1)	3,088	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(213)	(0.0)	1,848	0.2	(2,061)	—
Other, net	1,343	0.2	1,236	0.2	107	8.7

Total other income (expenses)	7,566	0.9	5,220	0.7	2,346	44.9

Income before income taxes, minority interests	88,965	10.0	53,698	6.6	35,267	65.7
Income taxes	29,843	3.4	23,732	2.9	6,111	25.8

Income before minority interests	59,122	6.6	29,966	3.7	29,156	97.3
Minority interests	(1,959)	(0.2)	3,288	0.4	(5,247)	—

Net income	¥57,163	6.4	¥33,254	4.1	¥23,909	71.9

Earnings per share :
Basic	¥304.88		¥178.44
Diluted	¥304.80		¥178.44
Weighted average number of shares of common stock outstanding :
Basic	187,491		186,362
Diluted	187,544		186,362

Notes:

1.	Kyocera applies SFAS No. 130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the nine months ended December 31, 2004 and 2003 were an increase of 47,642 million yen and an increase of 110,148 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Net income for the year			68,086			¥68,086
Other comprehensive income for the year				78,240		78,240

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Allocation of treasury stock for share exchange (2,529)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	115,703	162,091	885,262	22,046	(31,356)

(Unaudited)
Net income for the period			57,163			¥57,163
Other comprehensive income for the period				(9,521)		(9,521)

Total comprehensive income for the period						¥47,642

Cash dividends			(11,249)
Purchase of treasury stock (16)					(134)
Reissuance of treasury stock (17)		(5)			144

Balance, December 31, 2004 (187,485)	¥115,703	¥162,086	¥931,176	¥12,525	¥(31,346)

				(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

(Unaudited)
Net income for the period			33,254			¥33,254
Other comprehensive income for the period				76,894		76,894

Total comprehensive income for the period						¥110,148

Cash dividends			(11,174)
Purchase of treasury stock (10)					(72)
Reissuance of treasury stock (1)		5			9
Allocation of treasury stock for share exchange (2,529)		(5,607)			20,739

Balance, December 31, 2003 (187,484)	¥115,703	¥162,073	¥850,430	¥20,700	¥(31,358)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Nine months ended December 31,
	2004	2003
Cash flows from operating activities:
Net income	¥57,163	¥33,254
Adjustments to reconcile net income to net cash provided by (used in) operating activities :
Depreciation and amortization	48,503	51,523
Losses of inventories	10,397	8,936
Foreign currency adjustments	(2,053)	700
Decrease (increase) in receivables	54,834	(39,983)
Increase in inventories	(47,635)	(25,684)
Increase in other current assets	(745)	(3,904)
(Decrease) increase in notes and accounts payable	(11,896)	13,417
Settlement regarding LaPine Case	—	(35,454)
Other, net	(7,004)	(5,853)

Net cash provided by (used in) operating activities	101,564	(3,048)

Cash flows from investing activities :
Payments for purchases of securities	(67,230)	(29,195)
Payments for purchases of investments and advances	(19,524)	(7,410)
Sales and maturities of securities	23,794	54,009
Payments for purchases of property, plant and equipment, and intangible assets	(48,384)	(42,362)
Proceeds from sales of property, plant and equipment, and intangible assets	3,398	1,665
Acquisitions of businesses, net of cash acquired	(2,794)	5,135
Deposit of negotiable certificate of deposits and time deposits	(110,777)	—
Withdrawal of negotiable certificate of deposits and time deposits	76,387	79
Deposit of restricted cash	—	(1,994)
Withdrawal of restricted cash	—	52,983
Other, net	335	(3,355)

Net cash (used in) provided by investing activities	(144,795)	29,555

Cash flows from financing activities :
(Decrease) increase in short-term debt	(6,265)	16,720
Proceeds from issuance of long-term debt	8,959	1,265
Payments of long-term debt	(49,635)	(19,134)
Dividends paid	(12,333)	(11,910)
Other, net	1,255	166

Net cash used in financing activities	(58,019)	(12,893)

Effect of exchange rate changes on cash and cash equivalents	1,338	(7,740)

Net (decrease) increase in cash and cash equivalents	(99,912)	5,874
Cash and cash equivalents at beginning of period	361,132	298,310

Cash and cash equivalents at end of period	¥261,220	¥304,184

SEGMENT INFORMATION (Unaudited)

1. Operating segments :

	Yen in millions
	Nine months ended December 31,
	2004	2003	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales :
Fine Ceramics Group	¥224,767	¥186,519	¥38,248	20.5
Electronic Device Group	202,253	188,151	14,102	7.5
Equipment Group	399,850	384,026	15,824	4.1
Others	84,082	69,796	14,286	20.5
Adjustments and eliminations	(18,310)	(12,660)	(5,650)	—

	¥892,642	¥815,832	¥76,810	9.4

Operating profit :
Fine Ceramics Group	¥34,789	¥19,606	¥15,183	77.4
Electronic Device Group	29,053	(1,187)	30,240	—
Equipment Group	5,842	18,382	(12,540)	(68.2)
Others	8,743	7,298	1,445	19.8

	78,427	44,099	34,328	77.8

Corporate	10,651	7,267	3,384	46.6
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(213)	1,848	(2,061)	—
Adjustments and eliminations	100	484	(384)	(79.3)

Income before income taxes	¥88,965	¥53,698	¥35,267	65.7

Depreciation and amortization :
Fine Ceramics Group	¥12,337	¥12,077	¥260	2.2
Electronic Device Group	15,910	17,264	(1,354)	(7.8)
Equipment Group	14,765	16,775	(2,010)	(12.0)
Others	3,585	3,443	142	4.1
Corporate	1,906	1,964	(58)	(3.0)

	¥48,503	¥51,523	¥(3,020)	(5.9)

Capital expenditures :
Fine Ceramics Group	¥15,091	¥9,128	¥5,963	65.3
Electronic Device Group	14,757	13,302	1,455	10.9
Equipment Group	12,875	14,234	(1,359)	(9.5)
Others	1,729	709	1,020	143.9
Corporate	1,750	3,211	(1,461)	(45.5)

	¥46,202	¥40,584	¥5,618	13.8

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Nine months ended December 31,
	2004	2003	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥389,127	¥370,449	¥18,678	5.0
Intra-group sales and transfer between geographic areas	241,985	204,908	37,077	18.1

	631,112	575,357	55,755	9.7

United States of America	243,200	221,515	21,685	9.8
Intra-group sales and transfer between geographic areas	20,071	16,516	3,555	21.5

	263,271	238,031	25,240	10.6

Asia	112,940	95,042	17,898	18.8
Intra-group sales and transfer between geographic areas	91,049	75,035	16,014	21.3

	203,989	170,077	33,912	19.9

Europe	132,956	115,038	17,918	15.6
Intra-group sales and transfer between geographic areas	22,790	24,184	(1,394)	(5.8)

	155,746	139,222	16,524	11.9

Others	14,419	13,788	631	4.6
Intra-group sales and transfer between geographic areas	5,805	5,562	243	4.4

	20,224	19,350	874	4.5

Adjustments and eliminations	(381,700)	(326,205)	(55,495)	—

	¥892,642	¥815,832	¥76,810	9.4

Operating Profits :
Japan	¥70,459	¥58,084	¥12,375	21.3
United States of America	5,482	(1,461)	6,943	—
Asia	11,152	6,686	4,466	66.8
Europe	(798)	(14,943)	14,145	—
Others	1,017	751	266	35.4

	87,312	49,117	38,195	77.8
Adjustments and eliminations	(8,785)	(4,534)	(4,251)	—

	78,527	44,583	33,944	76.1
Corporate	10,651	7,267	3,384	46.6
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(213)	1,848	(2,061)	—

Income before income taxes	¥88,965	¥53,698	¥35,267	65.7

3. Geographic segments (Sales by region) :

	Yen in millions
	Nine months ended December 31,
	2004		2003		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥346,163	38.8	¥325,931	40.0	¥20,232	6.2
United States of America	192,153	21.5	178,622	21.9	13,531	7.6
Asia	159,994	17.9	142,132	17.4	17,862	12.6
Europe	129,256	14.5	112,429	13.8	16,827	15.0
Others	65,076	7.3	56,718	6.9	8,358	14.7

Net sales	¥892,642	100.0	¥815,832	100.0	¥76,810	9.4

Sales outside Japan	¥546,479		¥489,901		¥56,578	11.5
Sales outside Japan to net sales	61.2%		60.0%

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Yen in millions
	December 31, 2004		September 30, 2004		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥261,220		¥256,965		¥4,255
Short-term investments	49,789		74,262		(24,473)
Trade notes receivable	33,360		33,549		(189)
Trade accounts receivable	206,239		211,504		(5,265)
Short-term finance receivables	39,952		42,820		(2,868)
Less allowances for doubtful accounts and sales returns	(7,917)		(7,569)		(348)
Inventories	234,650		239,612		(4,962)
Deferred income taxes	40,262		39,408		854
Other current assets	42,574		31,207		11,367

Total current assets	900,129	50.8	921,758	51.6	(21,629)

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	32,219		24,240		7,979
Securities and other investments	443,818		440,844		2,974

Total investments and advances	476,037	26.9	465,084	26.0	10,953

Long-term finance receivables	69,724	3.9	73,477	4.1	(3,753)

Property, plant and equipment, at cost :
Land	54,702		55,021		(319)
Buildings	223,734		223,956		(222)
Machinery and equipment	646,393		642,657		3,736
Construction in progress	12,004		9,815		2,189
Less accumulated depreciation	(679,852)		(675,190)		(4,662)

	256,981	14.5	256,259	14.4	722

Goodwill	27,738	1.6	28,589	1.6	(851)
Intangible assets	16,739	1.0	17,495	1.0	(756)
Other assets	23,227	1.3	22,843	1.3	384

Total non-current assets	870,446	49.2	863,747	48.4	6,699

	¥1,770,575	100.0	¥1,785,505	100.0	¥(14,930)

	Yen in millions
	December 31, 2004		September 30, 2004		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥78,773		¥78,044		¥729
Current portion of long-term debt	3,943		4,406		(463)
Trade notes and accounts payable	101,354		120,646		(19,292)
Other notes and accounts payable	35,867		36,232		(365)
Accrued payroll and bonus	26,726		35,725		(8,999)
Accrued income taxes	21,220		23,641		(2,421)
Other accrued liabilities	30,199		30,029		170
Other current liabilities	22,813		17,223		5,590

Total current liabilities	320,895	18.1	345,946	19.4	(25,051)

Non-current liabilities :
Long-term debt	70,497		70,743		(246)
Accrued pension and severance costs	33,662		36,929		(3,267)
Deferred income taxes	91,972		86,387		5,585
Other non-current liabilities	4,928		5,386		(458)

Total non-current liabilities	201,059	11.4	199,445	11.2	1,614

Total liabilities	521,954	29.5	545,391	30.6	(23,437)

Minority interests in subsidiaries	58,477	3.3	59,173	3.3	(696)

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,086		162,087		(1)
Retained earnings	931,176		922,187		8,989
Accumulated other comprehensive income	12,525		12,262		263
Treasury stock, at cost	(31,346)		(31,298)		(48)

Total stockholders’ equity	1,190,144	67.2	1,180,941	66.1	9,203

Total liabilities, minority interests and stockholders’ equity	¥1,770,575	100.0	¥1,785,505	100.0	¥(14,930)

Note: Accumulated other comprehensive income is as follows:
	Yen in millions
	December 31, 2004		September 30, 2004
Net unrealized gains on securities	¥48,517		¥39,996
Net unrealized gains (losses) on derivative financial instruments	¥27		¥(22)
Minimum pension liability adjustments	¥(1,477)		¥(1,477)
Foreign currency translation adjustments	¥(34,542)		¥(26,235)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended December 31,				Increase
	2004		2003		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥292,080	100.0	¥297,454	100.0	¥(5,374)	(1.8)
Cost of sales	213,802	73.2	218,926	73.6	(5,124)	(2.3)

Gross profit	78,278	26.8	78,528	26.4	(250)	(0.3)

Selling, general and administrative expenses	58,971	20.2	52,604	17.7	6,367	12.1

Profit from operations	19,307	6.6	25,924	8.7	(6,617)	(25.5)
Other income (expenses) :
Interest and dividend income	2,702	0.9	1,810	0.6	892	49.3
Interest expense	(314)	(0.1)	(237)	(0.1)	(77)	—
Foreign currency transaction (losses) gains, net	(163)	(0.0)	466	0.2	(629)	—
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(795)	(0.3)	119	0.0	(914)	—
Other, net	975	0.3	489	0.2	486	99.4

Total other income (expenses)	2,405	0.8	2,647	0.9	(242)	(9.1)

Income before income taxes, minority interests	21,712	7.4	28,571	9.6	(6,859)	(24.0)

Income taxes	7,095	2.4	10,983	3.7	(3,888)	(35.4)

Income before minority interests	14,617	5.0	17,588	5.9	(2,971)	(16.9)
Minority interests	(3)	(0.0)	(88)	(0.0)	85	—

Net income	¥14,614	5.0	¥17,500	5.9	¥(2,886)	(16.5)

Earnings per share :
Basic	¥77.94		¥93.34
Diluted	¥77.94		¥93.34
Weighted average number of shares of common stock outstanding :
Basic	187,488		187,482
Diluted	187,492		187,482

Notes:

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the three months ended December 31, 2004 and 2003 were an increase of 14,877 million yen and an increase of 30,757 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended December 31,
	2004	2003
Cash flows from operating activities:
Net income	¥14,614	¥17,500
Adjustments to reconcile net income to net cash provided by (used in) operating activities :
Depreciation and amortization	17,414	17,856
Losses of inventories	2,904	(402)
Foreign currency adjustments	(204)	(608)
Decrease (increase) in receivables	4,562	(42,279)
Increase in inventories	(3,311)	(3,625)
(Increase) decrease in other current assets	(356)	911
(Decrease) increase in notes and accounts payable	(15,118)	7,791
Settlement regarding LaPine Case	—	(35,454)
Other, net	(7,832)	6,752

Net cash provided by (used in) operating activities	12,673	(31,558)

Cash flows from investing activities :
Payments for purchases of securities	(6,890)	(6,563)
Payments for purchases of investments and advances	(19,072)	(6,804)
Sales and maturities of securities	3,865	11,651
Payments for purchases of property, plant and equipment, and intangible assets	(17,810)	(13,234)
Proceeds from sales of property, plant and equipment, and intangible assets	1,416	542
Deposit of negotiable certificate of deposits and time deposits	(38,177)	—
Withdrawal of negotiable certificate of deposits and time deposits	75,871	—
Withdrawal of restricted cash	—	52,983
Other, net	179	(3,857)

Net cash (used in) provided by investing activities	(618)	34,718

Cash flows from financing activities :
Increase in short-term debt	782	10,019
Proceeds from issuance of long-term debt	297	97
Payments of long-term debt	(788)	(773)
Dividends paid	(5,924)	(5,796)
Other, net	1,196	(328)

Net cash (used in) provided by financing activities	(4,437)	3,219

Effect of exchange rate changes on cash and cash equivalents	(3,363)	(1,355)

Net increase in cash and cash equivalents	4,255	5,024
Cash and cash equivalents at beginning of period	256,965	299,160

Cash and cash equivalents at end of period	¥261,220	¥304,184

SEGMENT INFORMATION (Unaudited)

1. Operating segments :

	Yen in millions
	Three months ended December 31,
	2004	2003	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales :
Fine Ceramics Group	¥72,781	¥67,120	¥5,661	8.4
Electronic Device Group	62,463	68,364	(5,901)	(8.6)
Equipment Group	134,253	142,654	(8,401)	(5.9)
Others	27,889	24,061	3,828	15.9
Adjustments and eliminations	(5,306)	(4,745)	(561)	—

	¥292,080	¥297,454	¥(5,374)	(1.8)

Operating profit :
Fine Ceramics Group	¥10,390	¥8,284	¥2,106	25.4
Electronic Device Group	6,812	5,205	1,607	30.9
Equipment Group	(1,294)	8,108	(9,402)	—
Others	2,583	2,543	40	1.6

	18,491	24,140	(5,649)	(23.4)

Corporate	3,968	4,257	(289)	(6.8)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(795)	119	(914)	—
Adjustments and eliminations	48	55	(7)	(12.7)

Income before income taxes	¥21,712	¥28,571	¥(6,859)	(24.0)

Depreciation and amortization :
Fine Ceramics Group	¥4,454	¥4,302	¥152	3.5
Electronic Device Group	5,776	5,971	(195)	(3.3)
Equipment Group	5,305	5,796	(491)	(8.5)
Others	1,222	1,167	55	4.7
Corporate	657	620	37	6.0

	¥17,414	¥17,856	¥(442)	(2.5)

Capital expenditures :
Fine Ceramics Group	¥7,762	¥3,301	¥4,461	135.1
Electronic Device Group	4,437	4,191	246	5.9
Equipment Group	3,917	5,230	(1,313)	(25.1)
Others	815	188	627	333.5
Corporate	640	216	424	196.3

	¥17,571	¥13,126	¥4,445	33.9

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Three months ended December 31,
	2004	2003	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥129,527	¥130,398	¥(871)	(0.7)
Intra-group sales and transfer between geographic areas	77,765	70,570	7,195	10.2

	207,292	200,968	6,324	3.1

United States of America	76,373	85,975	(9,602)	(11.2)
Intra-group sales and transfer between geographic areas	6,360	4,926	1,434	29.1

	82,733	90,901	(8,168)	(9.0)

Asia	34,266	36,057	(1,791)	(5.0)
Intra-group sales and transfer between geographic areas	31,407	28,551	2,856	10.0

	65,673	64,608	1,065	1.6

Europe	46,668	40,076	6,592	16.4
Intra-group sales and transfer between geographic areas	7,477	8,316	(839)	(10.1)

	54,145	48,392	5,753	11.9

Others	5,246	4,948	298	6.0
Intra-group sales and transfer between geographic areas	1,884	2,068	(184)	(8.9)

	7,130	7,016	114	1.6

Adjustments and eliminations	(124,893)	(114,431)	(10,462)	—

	¥292,080	¥297,454	¥(5,374)	(1.8)

Operating Profits :
Japan	¥15,975	¥18,710	¥(2,735)	(14.6)
United States of America	(311)	3,233	(3,544)	—
Asia	2,516	3,592	(1,076)	(30.0)
Europe	(100)	(647)	547	—
Others	277	335	(58)	(17.3)

	18,357	25,223	(6,866)	(27.2)
Adjustments and eliminations	182	(1,028)	1,210	—

	18,539	24,195	(5,656)	(23.4)
Corporate	3,968	4,257	(289)	(6.8)
Equity in (losses) earnings of affiliates and unconsolidated subsidiaries	(795)	119	(914)	—

Income before income taxes	¥21,712	¥28,571	¥(6,859)	(24.0)

3. Geographic segments (Sales by region) :

	Yen in millions
	Three months ended December 31,
	2004		2003		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥118,391	40.5	¥114,655	38.5	¥3,736	3.3
United States of America	61,648	21.1	64,287	21.6	(2,639)	(4.1)
Asia	43,637	15.0	52,010	17.5	(8,373)	(16.1)
Europe	45,350	15.5	38,957	13.1	6,393	16.4
Others	23,054	7.9	27,545	9.3	(4,491)	(16.3)

Net sales	¥292,080	100.0	¥297,454	100.0	¥(5,374)	(1.8)

Sales outside Japan	¥173,689		¥182,799		¥(9,110)	(5.0)
Sales outside Japan to net sales	59.5%		61.5%

January 27, 2005

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi
President and Director
(Code number: 6971,
The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)

Person for Inquiry: Hideki Ishida
Managing Executive Officer
General Manager of Corporate Finance Division
(Tel. No.: 075-604-3500)

Notice relating to Transfer of

Domestic Sales Business of Solar Energy Products of Kyocera Group

Kyocera Corporation (the “Company”) will transfer its domestic sales business of solar energy products by means of corporate splits to Kyocera Solar Corporation (“KSC”), as announced on December 17, 2004. This is to advise you that the agreement for corporate split was approved at the Company’s Board of Directors Meeting on January 27, 2005, as descried below.

1.	Objective of Corporate Split

Domestic sales of Kyocera Group solar energy products is undertaken by the Company, handling sales of solar power generation systems for use by domestic public sector industries, and by KSC, a wholly owned subsidiary of the Company, handling solar power generation systems for residential use. To enhance its business in the expanding market for domestic solar power generation systems, the Company will transfer its domestic sales division for solar energy products to KSC. In addition, in order to improve materials procurement efficiency, the Company will integrate a part of its solar energy products manufacturing division, which procures peripheral components incorporated into solar power generation systems, into KSC.

2.	Outline of Corporate Split

(1)	Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	January 27, 2005

Execution of agreement for corporate split:	January 27, 2005

General Shareholders Meeting to approve agreement for corporate sprit:	Both the Company and KSC will undertake the corporate split without approval of their respective General Shareholders Meetings in accordance with Articles 374-22 and 374-23 (Easy Method for Corporate Split), respectively.

Effective date of corporate split:	April 1, 2005 (scheduled)

Register of corporate split in Commercial Register:	April 1, 2005 (scheduled)

(2)	Method of Corporate Split

(i)	Method of Corporate Split

“Dividing and succeeding corporate split,” in which the Company will be the divided company and KSC, a wholly-owned subsidiary of the Company, will be the succeeding company.

(ii)	Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split,” in which shares issued by KSC shall be allocated to the Company, is the most suitable option for transfer of the Company’s domestic sales division for solar energy products and a part of the manufacturing division relating to solar energy products to KSC, a wholly-owned subsidiary of the Company.

(3)	Allocation of Shares

(i)	Allocation Ratio of Shares

One share to be issued by KSC in the corporate split shall be allocated to the Company.

(ii)	The Basis of Calculation of Allocation Ratio

KSC is a wholly-owned subsidiary of the Company and, as a result, all shares to be issued in the corporate split (using the dividing and succeeding corporate split method) will be allocated to the Company. Accordingly, KSC will succeed to all assets and liabilities of the Company at their book value. As a result of the corporate split, there will be no change in the Company’s net asset value regardless of the number of shares to be allocated by KSC to the Company because the amount of the difference between assets and liabilities of KSC to which the Company will succeed will be equivalent to the amount of increase in the amount of Company’s investments in subsidiaries. In the light of the above, the Company and KSC have agreed that the one share of KSC shall be issued and allocated to the Company.

(4)	Cash to be Delivered

No cash shall be delivered in the corporate split.

(5)	Rights and Obligations to be Succeeded to by the Succeeding Company (KSC)

KSC will succeed to assets and liabilities and rights and obligations belonging to the Company’s domestic sales division for solar energy products and a part of the manufacturing division of solar energy products pursuant to agreements as of the effective date of the corporate split. More detailed content thereof shall be decided by the time of execution of the agreement for the corporate split.

(6)	Expectations with Respect to Performance of Debts

(i)	Divided Company (the Company)

Taking into consideration the amounts of assets, liabilities and net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(ii)	Succeeding Company (KSC)

Taking into consideration the amounts of the assets, liabilities and net asset value of KSC and the amounts of assets, liabilities and net asset value, etc. to which KSC will succeed, it is judged that there will be no problem with respect to the certainty of performance by KSC of its debts.

(7)	New Directors or Corporate Auditors of the Succeeding Company (KSC)

Not yet decided.

3.	Content of Business to be Divided

(1)	Content of the domestic sales division for solar energy products and a part of the manufacturing division of solar energy products:

Sale of solar power generation systems, procurement of peripheral components other than solar batteries, etc., which are incorporated into solar power generation systems. Quality guarantee relating thereto.

(2)	Performance of the Domestic Sales Division for Solar Energy Products of the Company for the fiscal year ended March 31, 2004:

Net sales of the Company derived from its domestic sales division for solar energy products for the fiscal year ended March 31, 2004 were 4,391 million yen, representing 0.9% of the total net sales of the Company in the amount of 494,035 million yen for the same period.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of December 31, 2004):

(Millions of Yen)

Assets		Liabilities

Item	Book Value	Item	Book Value
Current Assets	448	Current Liabilities	103
Fixed Assets	93	Fixed Liabilities	0
Total	541	Total	103

*	As of December 31, 2004, the amount of assets to be succeeded (541 million yen) represented 0.04% of the total assets of the Company (1,247,415 million yen) as of the same date.

4.	Outlines of Parties to the Corporate Split (as of December 31, 2004)

(1) Name	Kyocera Corporation	Kyocera Solar Corporation

(2) Principal Businesses	- Fine ceramics group - Electronic device group - Equipment group - Others	Sales, servicing and construction of solar power generating systems.

(3) Date of Incorporation	April, 1959	September, 1996

(4) Location of Headquarters	Fushimi-ku, Kyoto	Fushimi-ku, Kyoto

(5) Representatives	Yasuo Nishiguchi President and Director	Isao Yukawa President and Director

(6) Capital Amount	115,703 million yen	300 million yen

(7) Number of Shares Issued and Outstanding	191,309,290 shares (out of which 3,823,896 shares are treasury stock)	6,000 shares (there is no treasury stock)

(8) Shareholders’ Equity	1,042,354 million yen	1,818 million yen

(9) Total Assets	1,247,415 million yen	6,396 million yen

(10) Fiscal Year End	March 31	March 31

(11) Number of Employees	12,585	222

(12) Principal Suppliers and Customers	Suppliers:	Suppliers:
	Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd.	Kyocera Corporation
Sony Corp.
	Customers:	Customers:
	Fujitsu Ltd. Hitachi, Ltd. NEC Corp.	PanaHome Corporation Daiwa House Industry Co., Ltd.

(13) Principal Shareholders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	7.19%	Kyocera Corporation 100.00%

The Master Trust Bank of Japan, Ltd. (Trust Account)	6.18%

The Bank of Kyoto, Ltd.	3.77%

Kazuo Inamori	3.56%

Inamori Foundation	2.45%

(Shareholding ratio is as of September 30, 2004)

(14) Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.	The Bank of Kyoto, Ltd. UFJ Bank Ltd.

(15) Relationship between the Parties	Capital Relationship	KSC is a wholly-owned subsidiary of the Company.

Personnel Relationship	The Company forwards Directors, Corporate Auditors and employees to KSC. KSC seconds employees to the Company.

Trades between the Parties	Manufacture and development of solar power generating equipments

(16)	Performance in Most Recent Three Fiscal Years

(Millions of Yen)

	Kyocera Corporation (100% parent company)			Kyocera Solar Corporation (wholly-owned subsidiary)
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2002	2003	2004	2002	2003	2004
Net Sales	499,264	482,834	494,035	941	1,283	11,784

Recurring Profit (or Loss)	56,412	54,685	61,788	8	148	503

Net Income	34,475	27,923	60,663	2	135	309

Net Income per Share	182.36 yen	149.45 yen	324.70 yen	483.73 yen	22,512.99 yen	51,568.70 yen

Dividend per Share	60.00 yen	60.00 yen	60.00 yen	0	11,256 yen	25,784 yen

Shareholders Equity per Share	4,652.07 yen	4,676.97 yen	5,492.08 yen	207,771 yen	225,961 yen	261,952 yen

5.	Status of the Company after Corporate Splits

(1)	There will be no change in the corporate name, content of businesses, location of headquarters, names of representatives, amount of capital or fiscal year end, in connection with the corporate split.

(2)	Total Assets

There will be a decrease in the amount of the Company’s assets in an amount equivalent to the amount of liabilities to be assumed by KSC.

(3)	Impact on Company’s Performance

The effective date of the corporate split will be April 1, 2005, and accordingly, there will be no impact from the corporate split on the forecasted performance of the Company for the fiscal year ending March 31, 2005.